Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Platinum Underwriters Holdings, Ltd:

We consent to the use of our audit reports dated February 13, 2014, with respect to the consolidated balance sheets of Platinum Underwriters Holdings, Ltd. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus.

/s/ KPMG Audit Limited

Hamilton, Bermuda

December 19, 2014